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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 22, 2016

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc., File Nos. 811-3015 and 2-67464

Post-Effective Amendment No. 74

Dear Ms. Browning:

On February 23, 2016 Ohio National Fund, Inc. (the “Registrant”) filed a post-effective amendment to its registration statement (the “Post-Effective Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. On April 8, 2016 you provided comments to the Post-Effective Amendment. to me by telephone.

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in Post-Effective Amendment Number 75 filed pursuant to Rule 485(b).

Comments

1. Missing Information – Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund’s next Post-Effective Amendment.

Response: Registrant confirms that it will include such information in its next post-effective filing.

2. Reference to Legal Authority – Please clarify what is meant by “except as permitted by the SEC” in the Fund’s fundamental policy limiting investments in the securities of companies engaged in any one industry or group of industries to 25% of the market value of a portfolio’s assets.

Response: The “except as permitted by the SEC” language is included to incorporate SEC interpretations into the investment restriction and thereby avoid a violation that would occur absent including that language. For example, exceeding the 25% limit due to market appreciation of the securities in an industry would not violate the restriction. In addition, if interpretations were to change to provide more flexibility on this restriction, having the language included enables the Registrant to take advantage of the increased flexibility (whereas, without the language, the Registrant would not be able to do so).

April 22, 2016

pg. 2

3. Clarification on Bond Portfolio’s use of certain securities – The Principal Investment Strategies disclosure on page 10 for the Bond Fund indicates that “up to 20% of the Portfolio’s assets may be invested in securities having high potential for capital appreciation.” Please revise the disclosure, taking Plain English principals into account, and to provide clarification on what is meant by “securities having high potential for capital appreciation.”

Response: Registrant has reviewed the Bond Portfolio’s strategy and determined that such investments are not a part of the Portfolio’s strategy. Accordingly, Registrant has deleted reference to “securities having high potential for capital appreciation” in its entirety from the Registration Statement. The remainder of the noted disclosure (with respect to reference to investment in preferred stocks, convertible securities and securities carrying warrants to purchase equity securities; and debt securities issued by U.S. banks and savings and loan associations which at the date of investment have capital, surplus and undivided profits as of their most recent financial statements in excess of $100 million) is not a part of the Portfolio’s Principal Investment Strategy and has been moved to the SAI.

4. Expenses associated with leveraging, securities lending and short sales – Please confirm that the Total Expense Ratio in the Fee Table for each Portfolio incorporates all costs, including costs of leveraging, short sales, and securities lending, to the extent applicable, in pursuing the respective Portfolio’s stated investment objective and strategy.

Response: Registrant confirms that the Total Expense Ratio for each Portfolio includes all costs associated with pursuing the respective Portfolio’s investment strategy. Registrant further notes that leveraging, short sales and securities lending are not principal investment strategies for any Portfolio at this time. Registrant will include any such costs in the ratio if and when a Portfolio incurs such costs.

5. Clarification on Small Cap Growth portfolio’s use of MLPs – Please clarify whether the Small Cap Growth Portfolio will invest in Master Limited Partnerships (MLP) as a principal investment strategy. Please revise the strategy and attendant risk disclosure as necessary.

Response: Registrant confirms that MLPs will not be used as a principal investment strategy by the Small Cap Growth Portfolio. As such, all related strategy and risk disclosure, with respect to the Portfolio, has been removed from the prospectus. Registrant notes that the Portfolio may invest in MLPs as a non-principal strategy, and that related strategy and risk disclosure is included in the Fund’s SAI.

6. Disclosure of all securities types used – The Item 9 strategy disclosure appears to include strategies not disclosed in Item 4. Please confirm that Item 4 includes all principal investment strategies or revise as necessary.

April 22, 2016

pg. 3

Response: The Item 9 disclosure includes strategies that are principal strategies for some Portfolios and non-principal strategies for other Portfolios. Registrant has revised the Item 9 disclosure to identify in the sub-heading of each applicable strategy the Portfolios that are employing the strategy as a principal investment strategy. Registrant, as a result of this comment, has also added and deleted strategies from the Item 4 to reflect those strategies that are principal for each Portfolio. Registrant confirms that, with these revisions, the Item 4 disclosure for each Portfolio includes all principal investment strategies employed by that Portfolio, as well as all principal risks.

7. Clarification on Equity Portfolio’s use of OTC securities – The Principal Investment Strategies section of the Equity Portfolio prospectus references the use of securities traded in the over-the counter (OTC) market. Please confirm whether OTC securities are a principal investment strategy.

Response: Registrant confirms that securities traded in the OTC market will not be used as a principal investment strategy by the Equity Portfolio. As such, references to OTC traded securities have been removed from the prospectus. Registrant notes that the Portfolio may use OTC traded securities as a non-principal investment strategy. Accordingly, existing OTC strategy disclosures have been enhanced, and the following OTC risk disclosure added to the SAI.

Securities traded in over-the-counter markets may trade less frequently and in limited volumes and thus exhibit more volatility and liquidity risk, and the prices paid by the Portfolio in over-the-counter transactions may include an undisclosed dealer markup. There can be no assurance that the Portfolio will be able to close out an OTC position at an advantageous time or price.

8. Clarification on use of Debt Securities – Certain Portfolio’s Principal Investment Strategies disclosure references use of debt. Please confirm which Portfolios will invest in debt securities as a principal investment strategy, and provide disclosure regarding the adviser’s policy in determining to sell. Additionally, please confirm that all necessary attendant risk disclosures are included for such Portfolios.

Response: Registrant confirms that the Omni Portfolio, Balanced Portfolio, Risk Managed Balanced Portfolio, Bond Portfolio, International Portfolio, Small Cap Growth Portfolio, and High Income Bond Portfolio will invest in debt securities as a principal investment strategy (please see Response to Comment 6 above). With respect to each of the aforementioned Portfolios, the attendant risk disclosures are included in both the Item 4 and Item 9 sections of the prospectus. The remaining Portfolios may invest in debt securities as a non-principal investment strategy. Registrant has added the following disclosure describing how the portfolio managers determine whether to sell a security:

The portfolio managers consider a variety of factors in determining whether to sell a security, including changes in market conditions, changes in prospects for the security, alternative investment possibilities and any other factors they believe to be relevant.

April 22, 2016

pg. 4

9. Clarification on use of ETFs - Certain Portfolio’s Principal Investment Strategies disclosure references investment in ETFs. Please confirm which Portfolios will invest in ETFs as a principal investment strategy. Additionally, please confirm that all necessary attendant risk disclosures are included for such Portfolios.

Response: Registrant confirms that no Portfolios will invest in ETFs as a principal investment strategy. As such, all related strategy and risk disclosure has been removed from the prospectus. Registrant notes that the Portfolios may invest in ETFs as a non-principal strategy, and that related strategy and risk disclosure is included in the Fund’s SAI.

10. Clarification on use of derivatives – With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the principles (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (“Derivative Letter”), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” Concept Release No. IC029776. Additionally, please disclose whether any Portfolios will engage in total return swaps or credit default swaps, and confirm supplementally that a Portfolio will segregate the full notional amounts when it sells a credit default swap.

Response: Registrant has reviewed the relevant disclosures and confirms that the disclosure regarding each Portfolio’s use of derivative instruments is consistent with staff guidance. Registrant notes that the following Portfolios use the listed derivatives as a principal investment strategy: International Portfolio (futures and currency forwards); International Small-Mid Company Portfolio (futures and currency forwards); Risk Managed Balanced Portfolio (options, futures, and total return swaps), Balanced Portfolio (options), S&P 500® Index Portfolio (futures), and Nasdaq 100® Index Portfolio (futures). Registrant confirms that no Portfolio will use credit default swaps as a principal strategy.

11. Clarification on use of foreign securities – Staff requested clarification with respect to the use of foreign securities by the Portfolios. For the portfolios that may invest in foreign securities as a principal investment strategy, please confirm that the strategy and attendant risks are disclosed in both Item 4 and Item 9 of the prospectus.

Response: Registrant confirms that investment in foreign securities will be used as a principal investment strategy for the following Portfolios: Aggressive Growth Portfolio, Small Cap Growth Portfolio, International Portfolio, International Small-Mid Portfolio, ClearBridge Small Cap Portfolio, High Income Bond Portfolio, Strategic Value Portfolio, Target VIP Portfolio, Bristol Portfolio, and Bristol Growth Portfolio. With respect to each of the aforementioned Portfolios, the use of foreign securities, as well as the attendant risks, are disclosed in both the Item 4 and Item 9 sections of the prospectus. The remaining Portfolios may invest in foreign securities as a non-principal strategy. Please see the Response to Comment 6 above.

12. Clarification on Name Rule – With respect to portfolios subject to Rule 35d-1 (the “Name Rule”) , please revise disclosures, as may be needed, and confirm compliance with the Name Rule. Additionally, please revise the related disclosure for the S&P 500® Index Portfolio and Nasdaq-100® Index Portfolio to include disclosure regarding attempts to track the index as part of the principal strategy description.

April 22, 2016

pg. 5

Response: Registrant confirms compliance with Rule 35d-1 for all applicable Portfolios, and acknowledges that, as noted in the Rule release, adherence to an 80% test does not provide a safe harbor for index funds.

Registrant has revised the noted disclosure for S&P 500® Index Portfolio and Nasdaq-100® Index Portfolio as follows:

S&P 500 – Under normal circumstances, the Portfolio invests at least 80% of its assets in the common stocks and other securities that are included in the S&P 500 Index. In seeking to track the Index, the adviser and sub-adviser attempt to allocate the Portfolio’s investments among stocks in approximately the same weightings as the Index. The Portfolio is rebalanced periodically to reflect changes in the Index.

Nasdaq-100 –Under normal circumstances, the Portfolio invests at least 80% of the Portfolio’s assets in the common stocks of companies composing the Nasdaq-100 Index. In seeking to track the Index, the sub-adviser attempts to allocate the Portfolio’s investments among stocks in approximately the same weightings as the Index. The Portfolio is rebalanced periodically to reflect changes in the Index.

13. Clarification on Equity Portfolio’s holding period – The Portfolio’s “Principal Investment Strategy” notes that the sub-adviser will hold certain investments in the investment portfolio “for a long time.” Please revise the disclosure to provide clarity to investors regarding the sub-adviser’s investment approach.

Response: Registrant has deleted the following disclosure, “It then tends to hold those companies for a long time in order to reduce portfolio turnover and brokerage expenses” and replaced it as follows:

The Portfolio is not expected to have high turnover.

14. Confirmation on appointment of subadviser – Staff requested confirmation with respect to the Registrant’s reliance on the Manager of Managers exemption for the appointment of Geode Capital Management, LLC as sub-adviser to the S&P 500 Index Portfolio and the Nasdaq-100 Index Portfolio, and requested submission of the new sub-advisory agreements.

Response: Registrant confirms that the appointment of Geode Capital Management, LLC relied on the Manager of Managers Exemption issued by the SEC on December 21, 2001 (Investment Company Act Release No. 25325; 812-12288). Registrant confirms that the new sub-advisory agreements for the S&P 500® Index Portfolio and Nasdaq-100® Index Portfolio will be submitted as exhibits to the Registrant’s next post-effective amendment filing.

April 22, 2016

pg. 6

15. Clarification on reference to “SPDR” – The S&P 500 Portfolio makes reference to the use of “SPDRs”. SPDR is not a ticker symbol nor is it a defined term in the prospectus. Please revise the disclosure for clarity.

Response: Registrant has removed references to “SPDR,” as the Portfolio will not invest in ETFs as a principal investment strategy.

16. Additional risk disclosure for Index Portfolios – Please add risk disclosure to the S&P 500® Index Portfolio and Nasdaq-100® Index Portfolio to address (i) market capitalization risk, and (ii) tracking risk.

Response: Registrant declines to add a “Market Capitalization Risk” to the S&P 500 Portfolio and the Nasdaq-100 Portfolio disclosure as it does not believe it is applicable to the Portfolio’s strategy or informative to shareholders. Registrant notes that the risks generally associated with “market cap risk” are particular to small- to mid-capitalization companies, and the S&P 500 Index and the NASDAQ-100 Index, the indexes which the Portfolios are intended to track, are comprised entirely of large-capitalization companies. As each Portfolio’s strategy is intended to replicate the performance of the respective Index, it will not invest in small- to mid-capitalization companies as a principal strategy. Registrant has revised the Principal Investment Risk sections to add “Tracking Risk” as follows:

Item 4 - The Portfolio’s return may not match the return of the Index for a number of reasons, including: the Portfolio incurs operating expenses not applicable to the Index, and incurs costs in buying and selling securities; the Portfolio may not be fully invested at times; the performance of the Portfolio and the Index may vary due to asset valuation differences and differences between the Portfolio’s portfolio and the Index resulting from legal restrictions, cost or liquidity constraints and; if used, representative sampling may cause the Portfolio’s tracking error to be higher than would be the case if the Portfolio purchased all of the securities in the Index.

Item 9 - The Portfolio’s return may not match the return of the Index for a number of reasons, including the following: incurring operating expenses not applicable to the Index, especially when rebalancing the Portfolio’s securities holdings to reflect changes in the composition of the Index; the use of representative sampling may cause the Portfolio’s tracking error with respect to the Index to be higher than would be the case if the Portfolio purchased all of the securities in the Index; the performance of the Portfolio and the Index may vary due to asset valuation differences; and there may be differences between the Portfolio’s portfolio and the Index as a result of legal restrictions (e.g., tax diversification requirements), cost or liquidity constraints. Liquidity constraints also may delay the Portfolio’s purchase or sale of securities included in the Index.

17. Certain Investments and Related Risks – It is unclear what strategies and risks are “Principal” for each Portfolio. If a strategy or risk is Principal please confirm such strategy and risks are summarized in Item 4.

Response: Please see Response to Comment 6 above.

April 22, 2016

pg. 7

18. Clarification on source of “capitalization” definition – To the extent a market capitalization is referenced, please indicate the source of the definition and provide a range for the index/capitalization.

Response: Registrant notes that the requested disclosure is provided for the following Portfolios:

•	International Small-Mid Company Portfolio (“For purposes of th[e 80%] policy, small- and mid -capitalization companies will normally be defined as any company with a market capitalization, at the time of purchase, within the total market capitalization of stocks included in the Portfolio’s benchmark index, the MSCI ACWI ex USA SMID Cap Index….”),

•	Mid-Cap Opportunity Portfolio (“The Portfolio invests, under normal circumstances, at least 80% of its assets in equity securities of mid-cap companies with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap® Growth Index at the time of investment….”),

•	ClearBridge Small Cap Portfolio (“Small capitalization companies are those companies whose market capitalizations at the time of investment do not exceed the highest month-end market capitalization value of any stock in the Russell 2000® Index for the previous 12 months….”),

•	Small Cap Growth Portfolio (“Under normal circumstances the Portfolio invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks of small capitalization companies (that is, those with a market capitalization at the time of investment that is no greater than the largest market capitalization of a company in the Russell 2000® Growth Index).”),

•	Target VIP Portfolio (please see the “Additional Portfolio Information” section of the prospectus), and

•	Bristol Growth Portfolio (“Under normal circumstances, the Portfolio will hold 80% or more of its assets in securities included in the Russell 1000® Growth Index. The market capitalization of the Russell 1000® Growth Index, as of March 31, 2016, ranged from $199.2 million and $604.3 billion.”).

With respect to the International Portfolio, the Bristol Portfolio, and the Bryton Portfolio, Registrant acknowledges that each Portfolio’s strategy makes reference to “capitalization” but notes that it believes that existing disclosure is sufficiently clear to inform investors of the Portfolio’s strategy.

19. Clarification on “Primary Investments” – Please clarify what is meant by “otherwise pursuant to a policy adopted by the Portfolio” as used in the “Primary Investments” section of “CERTAIN INVESTMENTS AND RELATED RISKS” in the Prospectus. Additionally, please confirm that all Portfolios subject to the Name Rule pursuant to Rule 35d-1 are listed.

April 22, 2016

pg. 8

Response: Registrant added the S&P 500 Index portfolio, and the Nasdaq-100 Index portfolio to the list of the portfolios whose primary investments are subject to Rule 35d-1, and has revised the referenced disclosure as follows:

Each of the following Portfolios, under normal market conditions, invests at least 80% of net assets, plus any borrowings for investment purposes, in the type of securities reflected in the name of the Portfolio and as described in the respective Portfolio’s Principal Investment Strategies: Equity Portfolio (equity securities), Bond Portfolio (bonds), International Portfolio (securities of foreign companies), International Small-Mid Company Portfolio (equity securities issued by non-U.S. small- and mid-cap companies), Small Cap Growth Portfolio (stocks of small capitalization companies), Mid Cap Opportunity Portfolio (equity securities of mid-cap companies), ClearBridge Small Cap Portfolio (equity securities of small capitalization companies), High Income Bond Portfolio (corporate debt obligations commonly referred to as “junk bonds”), S&P 500 Index Portfolio (common stocks and other securities of companies included in the S&P 500 Index), Nasdaq-100 Index Portfolio (common stocks of companies included in the Nasdaq-100 Index), and Bristol Growth Portfolio (common stocks of growth-oriented U.S. companies).

20. Securities lending used by portfolios – Please confirm which Portfolios will use securities lending as a principal investment strategy. To the extent a Portfolio uses securities lending and such strategy accounts for 1/3 of a Portfolio’s total assets please note that the staff views such a strategy as principal.

Response: Registrant confirms that securities lending is not a principal investment strategy for any Portfolio and that the disclosure regarding securities lending has been moved to the SAI. Registrant further confirms that if a portfolio adopts securities lending as a principal investment strategy it will adopt the necessary strategy and risk disclosures in the prospectus. Registrant notes that it is its understanding that a Portfolio will not bear the entire risk of loss on any reinvested collateral received as part of a securities lending transaction and, therefore, has not included such disclosure in the existing securities lending disclosure in the SAI.

21. Reverse repurchase agreement used by portfolios – Please confirm which Portfolios will use reverse repurchase agreements as a principal investment strategy.

Response: Registrant confirms that the use of reverse repurchase agreements is not a principal strategy for any Portfolio and that the disclosure regarding reverse repurchase agreements has been moved to the SAI.

22. Fee waiver – Existing fee waiver disclosure does not reference a recapture period. Please confirm that the adviser does not intend to recapture previously waived fees.

Response: Registrant so confirms.

23. Disclosure of non-principal strategies – Please confirm that all non-principal strategies and risks are disclosed in the SAI. See Item 16(b) of Form N-1A.

Response: Registrant so confirms.

April 22, 2016

pg. 9

24. Non-Fundamental Investment Restriction – Please clarify the extent to which a Portfolio may pledge, mortgage, hypothecate, or otherwise encumber the assets of the Portfolio. Please also confirm whether or not such a strategy will be used as a principal investment strategy by any portfolio.

Response: Registrant confirms that no Portfolio will pledge, mortgage, hypothecate or otherwise encumber the assets of the Portfolio as a principal investment strategy. Registrant has added the following “Non-Fundamental Investment Policy – All Portfolios”:

As a matter of non-fundamental policy: Each portfolio will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of the Fund except as may be necessary in connection with borrowings described in fundamental restriction (2) above. Margin deposits, security interests, liens and collateral arrangements with respect to transactions involving options, futures contracts, short sales and other permitted investments and techniques are not deemed to be a mortgage, pledge or hypothecation of assets for purposes of this limitation.

*    *    *    *    *

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6779 should you have any questions.

Sincerely,
/s/ Emily Bae
Emily Bae
Senior Assistant Counsel